Exhibit (h)(3)

RULE 12b-1 DISTRIBUTION AND SERVICE PLAN

WHEREAS, Coller Private Credit Secondaries (the “Fund”) is a closed-end investment company registered under the Investment Company Act of 1940, as amended (the “Act”), that has submitted an application for, or relies on, an exemptive order from the U.S. Securities and Exchange Commission (“SEC”) that would permit the Fund to offer multiple classes of shares, subject to the condition that the Fund will comply with Rule 12b-1 under the Investment Company Act as if the rule applies to a closed-end investment company;1 and

WHEREAS, the Fund desires to adopt a Distribution and Service Plan pursuant to Rule 12b-1 under the Investment Company Act (the “Plan”) with respect to Class D Shares and Class S Shares of the Fund; and

WHEREAS, the Trustees of the Fund have determined that there is a reasonable likelihood that adoption of the Distribution and Service Plan will benefit the Fund and the Fund’s shareholders.

NOW, THEREFORE, the Fund, hereby adopts the terms of the Plan on the following terms and conditions:

1. The Fund shall make payments for the distribution and servicing of its Class D Shares and Class S Shares at the annual rate specified with respect to such Class under the column “Distribution and Servicing Fee” on Schedule A. This fee shall be calculated and accrued daily and paid monthly or at such other intervals as the Directors shall determine, subject to any applicable restriction imposed by law, rule or regulation, including the rules of the Financial Industry Regulatory Authority, Inc. (“FINRA”).

2. The payments provided for in paragraph 1 of this Plan may be made to finance any activity primarily intended to result in the sale of the shares of the Fund that is permissible under applicable law, rule or regulation and related ancillary services, including, but not limited to: (a) compensation to broker-dealers that have entered into a sales agreement with the Fund’s distributor and financial institutions and other entities that make shares of the Fund available to their customers; (b) the development, formulation and implementation of marketing and promotional activities, including direct mail promotions and media advertising; (c) compensation to and expenses of the Fund’s distributor attributable to distribution and/or sales support activities, including travel, equipment, printing, delivery, telephone and mailing costs, and other overhead and office expenses of the Fund’s distributor; (d) the preparation, printing and distribution of prospectuses, Statements of Additional Information and reports and any supplements thereto for persons other than existing shareholders; (e) the preparation, printing and distribution of sales literature and advertising materials; (f) expenses associated with processing new account applications; (g) the costs of administering the Plan; (h) expenses of organizing and conducting sales seminars; (i) the costs of retaining, compensating and paying reasonable expenses of employees, agents and subcontractors of the Fund’s distributor to support the distribution of Class D Shares and Class S Shares; and (j) profit to the providers of the foregoing. In addition, to the extent permitted by FINRA Rule 2341 (taking into account service fees paid under the Fund’s Shareholder Servicing Plan), a portion of the amounts paid under the Plan may be paid for account maintenance and personal service to shareholders within the meaning of FINRA Rule 2341. The principal underwriter to the Fund shall make such payments to a provider of distribution-related services only after, for so long as and to the extent that it receives the fee payable pursuant to this Plan from the Fund.

3. To the extent that amounts paid hereunder are not used specifically to (a) reimburse the Fund’s distributor for costs or expenses incurred in financing activities that are primarily intended to result in the sale of the Fund’s Class D Shares and Class S Shares or (b) compensate a provider of distribution-related services, the Fund’s distributor may treat such amounts as compensation to it for distribution-related services.

1	File No. of the Fund’s application is listed in the second column of Schedule A hereto.

4. This Plan shall not take effect until it, together with any related agreements, has been approved by votes of a majority of both: (a) the Board of Trustees of the Fund; and (b) those Trustees of the Fund who are not “interested persons” (as defined in the Investment Company Act) of the Fund and who have no direct or indirect financial interest in the operation of this Plan or any agreements related to it (“Independent Trustees”), cast in person at a meeting (or meetings) called for the purpose, among other things, of voting on this Plan and such related agreements.

5. This Plan shall continue in full force and effect as to the Fund for so long as such continuance is specifically approved at least annually in the manner provided for initial approval of the Plan and its related agreements in paragraph 4.

6. The Trustees of the Fund shall be provided and shall review at least quarterly, a written report of the amounts expended under this Plan and the purposes for which such expenditures were made.

7. This Plan may be terminated as to the Class D Shares and Class S Shares of the Fund at any time, without payment of any penalty, by vote of a majority of the Independent Trustees or by a vote of a “majority of the outstanding voting securities” (as defined in the Investment Company Act) of the Class D Shares and Class S Shares of the Fund, as applicable.

8. This Plan may not be amended with respect to the Fund to increase materially the amount of the payments provided for in paragraph 1 hereof with respect to the Class D Shares and Class S Shares of the Fund unless such amendment is approved by a “vote of a majority of the outstanding securities” (as defined in the Investment Company Act) of the Class S Shares, Class T Shares or Class U Shares of the Fund, as applicable. No material amendment to the Plan shall be made unless approved in the manner provided in paragraph 4 for the initial approval of the Plan and its related agreements.

9. Any agreement related to this Plan shall be made in writing and shall provide that:

(a) with respect to the Fund, such agreement may be terminated at any time, without payment of any penalty, by the vote of a majority of the Independent Trustees or by the “vote of a majority of the outstanding voting securities” (as that term is defined in the Investment Company Act) of the Class D Shares and Class S Shares of the Fund (as applicable), on not more than sixty (60) days’ written notice to any other party to the agreement; and

(b) such agreement shall terminate automatically in the event of its “assignment,” as that term is defined in the Investment Company Act.

10. While this Plan is in effect, the Fund shall comply with all applicable and currently effective fund governance requirements of Rule 0-1(a)(7) under the Investment Company Act.

11. The Fund shall preserve copies of this Plan and any related agreements and all reports made pursuant to paragraph 6 hereof, for a period of not less than six (6) years from the date of this Plan, any such agreement or any such report, as the case may be, the first two (2) years in an easily accessible place.

Effective: December 1, 2023

SCHEDULE A

Fund	SEC Application File No.	Class	Distribution and Servicing Fee
Coller Private Credit Secondaries	File No. 811-24003	Class S	0.85%
		Class D	0.25%